UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Actinium Pharmaceuticals, Inc. (formerly, Cactus Ventures, Inc.)
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

00507W107
(CUSIP Number)

Eric M. Cottington, Ph.D
Memorial Sloan-Kettering Cancer Center
1275 York Avenue
New York, NY 10065
(212) 639-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 21, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00507W107

1	NAME OF REPORTING PERSON Memorial Sloan-Kettering Cancer Center
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,702,387
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 5,702,387
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,702,387
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 00507W107

Explanatory Note

Introduction

This Amendment No. 2 to Schedule 13D (the “Amended 13D”) amends the Schedule 13D, filed on August 23, 2013 (the “Prior Schedule 13D”), on behalf of Memorial Sloan-Kettering Cancer Center (“MSKCC” or the “Reporting Person”), AHLB Holdings, LLC (“AHLB”) and Actinium Holdings Ltd. (“AHL”).  The Amended 13D reflects, among other matters, the removal of AHLB and AHL as reporting persons and the entry by MSK into an Investors’ Rights Agreement with Actinium Pharmaceuticals, Inc., a Delaware corporation (“Actinium”), on December 21, 2015, described in Item 6 below.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated to read as follows:

This Amended 13D relates to the common stock, par value $0.001 per share, of Actinium whose principal offices are located at 757 Third Avenue, 21st Floor, New York, NY 10017.

Item 2.	Identity and Background.

The second paragraph of Item 2 is hereby amended and restated to read as follows:

This Amended 13D is being filed on behalf of MSKCC.  The Prior Schedule 13D was filed jointly on behalf of MSKCC, AHLB Holdings, LLC (“AHLB”) and Actinium Holdings, Ltd. (“AHL”).  On May 6, 2015, the shares of Common Stock subject to this Amended 13D (the “Shares”) previously held directly by AHL, a wholly owned subsidiary of AHLB (a wholly owned subsidiary of MSKCC), were transferred to MSKCC.  As a result of the transfer, AHL and AHLB are no longer deemed beneficial owners of the Shares.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended and restated to read as follows:

The information set forth in Items 2, 3 and 6 is hereby incorporated herein by reference.

To the extent of expiration of, or any reduction in, sale forbearance arrangements as described in Item 6 below, the Reporting Person (or any person acting on their behalf pursuant to any transfer of beneficial ownership) may sell all or any portion of the Shares in the open-market (including pursuant to the registration rights agreements described in Item 6, if practicable) or in privately negotiated transactions, subject to market conditions and compliance with applicable laws.

The Reporting Person intends to review the investment in the Shares from time to time (or to have such investment reviewed from time to time by any person acting on their behalf pursuant to any transfer of beneficial ownership).  Such review may result in the Reporting Person’s sale of the Shares, maintenance of their holdings of the Shares at current levels or, if so determined, the acquisition of additional shares.  Any such actions will be dependent upon, among other things: the market price of the Common Stock; general market and economic conditions; future evaluations of the Issuer’s business, financial condition, operations and prospects; the actions of the management and Board of Directors of the Issuer; and other future developments.

The Reporting Person intends, over time, to sell the Shares.  Such sale is consistent with the Reporting Person’s mandate as a leading non-profit cancer treatment and research institution.  The Reporting Person’s private company collaboration focuses primarily on pre-clinical and early-stage private companies rather than on publicly traded late-stage clinical and commercial stage enterprises.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The information set forth in Items 2, 3, 4 and 6 is hereby incorporated herein by reference.

CUSIP NO. 00507W107

(a)  The Reporting Person beneficially owns 5,702,387 shares of Common Stock, representing approximately 13.6% of the outstanding Common Stock (based on 42,017,449 shares of Common Stock outstanding as of November 2, 2015, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on November 12, 2015).

(b)   The Reporting Person has sole power to vote or direct the vote of, or to dispose or direct the disposition of, all of the Shares, subject to the limitations on their ability to exercise such power as described in Items 3 and 6.

(c)  The Reporting Person has not effected any transactions in the Common Stock of the Issuer in the past 60 days.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated to read as follows:

The information set forth in Items 2, 3, 4 and 5 is incorporated herein by reference.

Investors’ Rights Agreement

On December 21, 2015, MSKCC entered into an Investors’ Rights Agreement (the “Investors’ Rights Agreement”) with Actinium.  Under the terms of the Investors’ Rights Agreement, MSKCC agreed to be present for quorum purposes at Actinium’s 2015 annual shareholders meeting and vote the Shares in favor of Actinium’s proposal to approve an amendment to the Actinium Pharmaceuticals, Inc. 2013 Amended and Restated Stock Plan, as amended (the “Plan”), to increase the shares of Actinium’s Common Stock available for issuance thereunder by 3.5 million shares.  Actinium has agreed with MSKCC that until the earlier of (a) MSKCC beneficially owning 5% or less of Actinium’s Common Stock and (b) December 31, 2016, Actinium shall not (i) issue any option under the Plan for a per share exercise price lower than what is required by Section 9 of the Plan (without giving effect to any amendments to that Section following the date of the Investors’ Rights Agreement), except as permitted under Section 14 of the Plan (relating to certain adjustments and corporate transactions) or (ii)  grant any stock purchase rights under (or otherwise issue shares pursuant to) the Plan that entitles the recipient to purchase shares at a price less than 100% of the Fair Market Value (as defined in the Plan) per share on the date of such grant.

MSKCC has also agreed to certain standstill provisions, effective through the period ending immediately after Actinium’s 2016 annual shareholders meeting but no later than December 31, 2016.  So long as Actinium is in compliance with its obligations under the Investors’ Rights Agreement, the standstill provisions restrict MSKCC’s ability to make certain proposals to the board of Actinium or to stockholders (including, but not limited to, proposals offering any business combination involving Actinium or its subsidiaries or seeking representation on Actinium’s board of directors), engage in certain proxy solicitations and acquire any equity securities representing in aggregate more than 1% of the outstanding voting power in Actinium’s shares.

Additionally, MSKCC has agreed to forebear from transferring or otherwise disposing of the Shares (other than pursuant to a piggyback registration as described below) until the start of Actinium’s Actimab-A Phase 2 clinical study (but, in no event until later than March 31, 2016).  Thereafter in 2016, MSKCC shall be permitted to sell its shares subject (other than in the case of piggyback registration as described below) to a weekly volume limitation of 150,000 shares (which limit may be increased to up to 250,000 shares per week to the extent any prior weekly allotments were not fully used) and applicable law so long as MSKCC maintains at least 25% of its current shareholding in Actinium through December 31, 2016.  Actinium has granted MSKCC piggyback registration rights that would be triggered in the event Actinium were to engage in a public registered offering of its shares for its own account where other shareholders are participating as selling shareholders or where such public registered offering is for the account of other selling shareholders.  In addition, following December 31, 2016, there shall be no limitation of MSKCC’s ability to transfer or otherwise dispose of its Shares (except as required by law) and Actinium has granted MSKCC Form S-3 registration rights with respect to the Shares.

CUSIP NO. 00507W107

Reference to and the description of the Investors’ Rights Agreement set forth above in this Item 6 are not intended to be complete and are qualified in their entirety by reference to the full text of such agreement, which is listed as an Exhibit to this Amended Schedule 13D and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and restated to read as follows:

1	Investors’ Rights Agreement, dated as of December 21, 2015, by and between Actinium Pharmaceuticals, Inc. and Memorial Sloan-Kettering Cancer Center (filed herewith).

CUSIP NO. 00507W107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 23, 2015

MEMORIAL SLOAN-KETTERING CANCER CENTER

By:	/s/ Eric M. Cottington
	Name:	Eric M. Cottington, Ph.D
	Title:	Senior Vice President